Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (404) 584-3509

John W. Somerhalder II
President and Chief Executive Officer
AGL Resources Inc.
Ten Peachtree Place NE
Atlanta, GA 30309

> **Re: AGL Resources Inc.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 1-14174**

Dear Mr. Somerhalder:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

<u>Determining the Amount of Each Element, page 31</u>

1. We note your response to comment 5 in our letter dated August 21, 2007 and reissue that comment. Please identify the components of the general industry group in the proxy statement.

<u>Performance cash, page 34</u>

2. We note your response to comment 6 in our letter dated August 21, 2007. Please clarify that disclosure of your earnings growth and dividend yield requirements for future years would not be material to an understanding of your compensation policies and decisions regarding named executive officers. Please provide additional analysis as to how disclosure of Sequent's EBT would provide your

competitors with information that would cause you commercial or financial harm, other than by aiding Sequent's competitors in recruiting your employees.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Bryan E. Seas
Vice President, Controller
 and Chief Accounting Officer